Motricity, Inc.

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

January 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Motricity, Inc.

File No. 001-34781

Amendment No. 1 to Registration Statement on Form S-3

File No. 333-178309 and

Response to Staff Letter dated December 29, 2011

Ladies and Gentlemen:

This letter is in response to the letter sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Motricity, Inc. (the “Company”) dated December 29, 2011 regarding the Company’s registration statement on Form S-3 filed on December 2, 2011, quarterly report on Form 10-Q for the period ended September 30, 2011 filed on November 21, 2011, Amendment No. 1 to current report on Form 8-K/A dated April 14, 2011 filed on June 24, 2011 and Amendment No. 2 to current report on Form 8-K/A dated April 14, 2011 filed on December 2, 2011. The numbering below corresponds to the numbering in the Staff’s letter, and the Company’s response is preceded by the text of the comment from the Staff’s letter.

As a preliminary matter, the Company notes that since filing its registration statement on Form S-3, the Company no longer meets the criteria set forth in General Instruction I.B.1 to Form S-3. The Company has attached for filing Amendment No. 1 to the Registration Statement on Form S-3 on Form S-1 (“Amendment No. 1”).

Amendment No. 1 reflects those changes made to the original filing (i) in response to the comments made by the Commission’s Staff by letter dated December 29, 2011 (the “Comment Letter”) and (ii) to update certain information.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Registration Statement on Form S-3

1.	Staff Comment. Your second amended current report on Form 8-K filed on December 2, 2011 included financial statements for your April 14, 2011 acquisition of Adenyo Inc. Please explain to us how this meets the requirements of Item 9.01 of Form 8-K and General Instruction I.A.3(b) to Form S-3.

Company Response. The Company, on June 24, 2011, filed on a Form 8-K/A (“June 8-K/A”) Audited Consolidated Financial Statements of Adenyo Inc. (“Adenyo”) as of December 31, 2009 and 2010 and for the years then ended and accompanying notes thereto (the “Adenyo Financial Statements”) and Unaudited Pro Forma Condensed Combined Financial Statements as of December 31, 2010 and for the year then ended and accompanying notes thereto (the “Pro Forma Financial Statements”). These audits were performed under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Adenyo Financial Statements included the audit report of Moore Stephens LLP (“Moore Stephens”) for the consolidated financial statements of Silverback Media Plc (“Silverback”) and its subsidiaries as of December 31, 2009 and for the year then ended and the accompanying notes thereto. In 2010, Adenyo acquired Silverback through a plan of reorganization noted in that audit report filed on June 24, 2011.

Moore Stephens performed the audit of the Silverback financial statements included in the June 8-K/A filing in accordance with International Financial Reporting Standards. The Form 8-K/A filed on December 2, 2011 (“December 8-K/A”) provided the consolidated financial statements of Silverback and its subsidiaries as of December 31, 2009 and for the year then ended and the accompanying notes thereto audited by MSPC, Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”) in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The only changes in the Silverback financial statements filed in the December 8-K/A compared to the Silverback financial statements filed in the June 8-K/A were (i) MSPC providing an auditor report, which reflected the application of the standards of the Public Company Accounting Oversight Board (United States), (ii) making certain changes in presentation, (iii) including a comparison to the financial statements as of December 31, 2008, and (iv) updating certain disclosures contained in the footnotes to the financial statements. Therefore, the Company believes that it met the requirements of Item 9.01 of Form 8-K and General Instruction I.A.3(b) to Form S-3. Furthermore, as indicated in the Company’s response to the Staff’s Comments Nos. 15 and 17, the Company acknowledges the Staff’s comments and intends to file the Adenyo Financial Statements as of December 2009 and 2010 with the appropriate audit reports in a single Form 8-K/A so that the reader does not need to refer to two different reports.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

In any event, as described above, General Instruction 1.A.3(b) to Form S-3 is no longer applicable to the registration statement because the Company is filing Amendment No. 1 on Form S-1.

2.	Staff Comment. Your current report on Form 8-K filed on March 18, 2011 pertained to an event that occurred on Saturday, March 12, 2011. Please explain to us how you determined that this Form 8-K was filed in a timely manner. See General Instruction B.1 to Form 8-K and General Instruction 1.A.3(b) to Form S-3.

Company Response. General Instruction 1.A.3(b) to Form S-3 excludes from the timeliness requirement reports that are “required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(A) or 5.02(e) of Form 8-K.” The current report on Form 8-K filed on March 18, 2011 was required solely pursuant to Item 1.01 of Form 8-K. The transaction had not yet been completed. The Company believes that its filing of this report on March 18, 2011 did not preclude it from being eligible to file a registration statement on Form S-3.

In any event, General Instruction 1.A.3(b) to Form S-3 is no longer applicable to the registration statement because the Company is filing Amendment No. 1 on Form S-1.

3.	Staff Comment. We note that you recently filed requests for confidential treatment for certain exhibits. Any comments related to such requests will be provided under separate cover. Please note that we must resolve all issues concerning the confidential treatment requests prior to the effectiveness of your registration statement.

Company Response. The Company acknowledges the Staff’s comment and understands that all issues concerning the outstanding confidential treatment requests must be resolved prior to the effectiveness of the registration statement.

Outside Front Cover Page of Prospectus

4.	Staff Comment. Please revise to disclose that you are required to use the first $20 million of offering proceeds to repay a loan from a related party.

Company Response. The Company acknowledges the Staff’s comment and has revised the outside front cover page of the preliminary prospectus included in Amendment No. 1 accordingly.

Questions and Answers Relating to the Rights Offering, page 2

5.	Staff Comment. On page 3, and throughout the prospectus, you state that your loan from High River Limited Partnership was the product of “arm’s length” negotiations. Please revise throughout your prospectus to delete the phrase “arm’s length” or advise.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Company Response. As noted in the Company’s response dated September 27, 2011 to the Staff’s oral comment to the Company’s Preliminary Revised Proxy Statement on Schedule 14A filed September 16, 20111, the Company’s Board of Directors designated a special committee composed solely of independent directors, which arrived at the agreement for a $20 million secured term loan with High River Limited Partnership through a process involving substantial negotiation. The special committee reviewed and considered the terms of the proposed note and security agreement with members of management and determined for and by itself on behalf of the Company that the loan would benefit the Company and that the loan was in the best interest of the Company. As an acknowledgement to the Staff’s renewed comment on this matter, the Company removed the phrase “arm’s length” on page 3 and throughout the preliminary prospectus included in Amendment No. 1.

Description of Capital Stock and the Rights

Capital Stock, page 42

6.	Staff Comment. The first sentence of the second paragraph of this section states that you have summarized “some” of the material terms, rights and preferences of your capital stock, and that your summary is “not complete.” Please revise to provide a materially complete description and to eliminate the suggestion that your disclosure is not materially complete.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No.1 accordingly on page 39.

Series J Preferred Stock, page 43

7.	Staff Comment. In the second sentence of this section, you state that the summary “does not purport to be complete” and is subject to and qualified in its entirety by reference to certain exhibits. Please revise to provide a materially complete description and to eliminate the suggestion that your disclosure is not materially complete; we will not object if you suggest that investors see the exhibits for the complete terms of the agreements.

1.	Staff Oral Comment. The Staff noted the use of the term “arm’s length negotiations” in section captioned “Bridge Loan” and requested that the Company provide background supporting this disclosure considering the related party relationship involved in the underlying transaction.

Company Response. The Company’s Board of Directors designated a special committee composed solely of independent directors, which arrived at the agreement for a $20 million secured term loan with High River Limited Partnership through a process involving substantial negotiation. The special committee reviewed and considered the terms of the proposed note and security agreement with members of management and determined for and by itself on behalf of the Company that the loan would benefit the Company and that the loan was in the best interest of the Company.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No.1 accordingly on page 39.

Legal Matters, page 63

8.	Staff Comment. You state that if the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement. This appears to be the only reference to an underwritten offering in the prospectus. Please advise.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No.1 to remove the reference to an underwritten offering. The Company does not intend to engage in an underwritten offering at this time.

Incorporation of Documents by Reference, page 64

9.	Staff Comment. You have not incorporated by reference your current reports on Form 8-K filed on January 4, 2011, January 31, 2011, and February 15, 2011. In addition, you have not incorporated by reference your amended current reports on Form 8-K filed on February 1, 2011 and June 24, 2011. See Item 12(a)(2) of Form S-3. Please revise.

Further, we note that you have incorporated by reference your definitive proxy statement filed on September 27, 2011 even though Item 12(a) does not require this filing to be incorporated while you have not incorporated by reference your definitive additional proxy materials filed after the filing date of this registration statement. Please advise or revise.

Company Response. The Company notes that it previously excluded the current reports on Form 8-K filed on January 4, 2011, January 31, 2011 and February 15, 2011 and the amended current report on Form 8-K filed on February 1, 2011 because these reports were filed prior to the annual report on Form 10-K filed on February 28, 2011. The Company incorporated by reference into Amendment No. 1 those reports and all other reports and proxy materials filed after December 2, 2011 (the date the Company first filed the registration statement) through the date of filing Amendment No. 1.

10.	Staff Comment. Your registration statement does not specifically incorporate filings made between the filing date of the registration statement and the effectiveness of the registration statement. Please incorporate by reference your Form 8-K that was filed after the filing of this registration statement. See Item 12(a) of Form S-3; for guidance, refer to Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.

Company Response. As noted above, the Company has filed Amendment No. 1 on Form S-1 and, therefore, will not be eligible to forward incorporate by reference. The Company will file pre-effective amendments to the registration statement as necessary in order to incorporate by reference all filings made prior to effectiveness.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combination

Acquisition of Adenyo Inc.

11.	Staff Comment. In April 2011, upon the acquisition of Adenyo Inc., we note that you recognized intangible assets of $22.5 million and goodwill of $76.0 million. You indicate that during the subsequent three months interim period ended September 30, 2011, impairment charges included approximately $11.0 million related to the Adenyo intangible assets and approximately $70.3 million related to Adenyo goodwill. Please further explain the specific facts and circumstances leading to the impairment of the Adenyo intangible assets and goodwill shortly after the acquisition. In this regard, you indicate in Note 2 that one factor contributing to the impairment charges was the reduction in the actual and anticipated performance of acquired businesses. Explain what specifically changed in the acquired business since the date of the acquisition. Tell us what consideration you gave to including more detailed information. Refer to ASC 350- 20-50-2a.

Company Response. Based on the following analysis, we determined it necessary to perform an interim impairment test under both ASC 360 and ASC 350. A reporting unit as defined by ASC 350-20-35-33 is a business [component] or a nonprofit activity for which discrete financial information is available and segment management ... regularly reviews the operating results of that component.” We do not regularly prepare discrete financial information beyond the consolidated financial statements, and there are no reports except for the consolidated financial statements that would meet the definition of discrete financial information that are reviewed regularly by management. Accordingly, it was determined that we have one reporting unit for purposes of evaluating goodwill for impairment.

Triggering Events

Based on a combination of factors and developments, we determined that our goodwill and certain finite lived tangible and intangible assets were likely impaired. Management concluded that these factors and developments, including the ones described below, which occurred subsequent to our most recent annual impairment test (12/31/10) and the Adenyo acquisition, were deemed “triggering” events per ASC 350:

•

After we had experience with the Adenyo acquisition and reported our quarterly results and outlook in early August, our stock price declined significantly. Our stock price declined from $18.57 at December 31, 2010 to $13.16 on April 14, 2011 (the date of the Adenyo acquisition) to under $5.00 in early August 2011.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

•	We experienced significant changes in our management[2];

•	Our business climate changed[3]; and

•

The results from testing for recoverability under the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 of a significant asset group within a reporting unit indicated there was impairment (details below).

•	With respect to our acquisition of Adenyo, (i) the expected synergies between research and development, data center consolidation, product

[2]

The following disclosure was provided in our quarterly report on Form 10-Q for the quarter ended September 30, 2011 as filed with the Commission on November 21, 2011: Recent Management Changes. In August 2011, Ryan K. Wuerch, our Chief Executive Officer and a director, Allyn P. Hebner, our Chief Financial Officer, James N. Ryan, our Chief Development Officer, and Richard E. Leigh, Jr., our Senior Vice President and General Counsel, were terminated from their positions with us. James R. Smith, Jr., our former President and Chief Operating Officer, assumed the role of interim Chief Executive Officer, and we appointed C. Stephen Cordial, a partner at Tatum, a division of SFN Professional Services LLC, a consulting and executive services firm, to the position of interim Chief Financial Officer. We are considering Mr. Smith as a candidate for permanent Chief Executive Officer, as we continue our evaluation of our executive management team, and we are searching for a permanent Chief Financial Officer. We cannot assure that our efforts to identify and recruit a permanent Chief Executive Officer or a permanent Chief Financial Officer will be successful. Moreover, the uncertainty inherent in our ongoing leadership transition can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees.

[3]

The following disclosure was provided in our quarterly report on Form 10-Q for the quarter ended September 30, 2011 as filed with the Commission on November 21, 2011: At the same time, the competitive landscape continues to impact our business. Internationally, some of our competitors have used and may continue to use aggressive pricing or promotional strategies, which has significantly lengthened sales cycles and increased pricing pressures. This has had an adverse effect on our revenue. We believe that these market dynamics will continue for the foreseeable future. In North America, our operations are continuing to experience downward pressures related to the mass adoption of smart phones at the expense of feature phones. While this transition has been underway for some time, our large carrier customers are reporting that this trend is accelerating faster than they expected and it is impacting revenues not just for Motricity, but for the industry. We have also seen a downward trend in our professional service revenue on a sequential basis, and we believe that this trend will continue.

The continuing uncertainty surrounding worldwide financial markets and macroeconomic conditions has caused and may continue to cause our customers to decrease or delay their expansion and purchasing activities. Additionally, constrictions in world credit markets may cause our customers to experience difficulty securing the financing necessary to expand their operations and purchase our services. Economic uncertainty and unemployment have and may continue to result in cost-conscious consumers, which has and may continue to adversely affect demand for our services. If the current adverse macroeconomic conditions continue, our business and prospects may continue to be negatively impacted.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

development, sales and marketing did not materialize to the extent we had expected (due in part to difficulties in integrating the operations, management information systems and internal controls, technologies, products, and personnel) and (ii) we lost several of the key employees of Adenyo following the acquisition.

Further, since the results of the recoverability test of goodwill was also a triggering event for long-lived assets, we considered the guidance in ASC 360-10-35-21 which states that, “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” We experienced such events and changes in circumstances through, among others:

•	The significant decrease in our market price (as discussed above);

•	A significant adverse change in the business climate (as discussed above); and

•

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

Using these triggering events as a basis, we determined that considering the decline in our stock price and loss of key personnel in early August, an impairment analysis as of July 31, 2011 was warranted.

ASC 360 Impairment Test

We reviewed ASC 360-10-35-23 which states that “[f]or purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of the assets and liabilities.” Based on this, we identified five asset groups for the purposes of our impairment loss measurement.

In performing the ASC 360 impairment test, we first determined the carrying value of the asset groups, reviewed the assets held in each of those five asset groups, excluding goodwill, and identified the primary asset of each asset group. Goodwill was not included because all of the asset groups were defined at a level below the goodwill reporting unit level. As of the July 31, 2011 impairment test date, none of the asset groups met all of the criteria necessary to be classified as held for sale according to ASC 360-10-45-9. As a result, all asset groups subject to impairment testing were classified as held and used. Pursuant to ASC 360-10-35-17, an impairment loss is recognized for a long-lived asset (group) that is held and used if the sum of its estimated future undiscounted cash flows used to test for recoverability is less than its carrying value.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Our analysis indicated that for three of the five asset groups, the results of the undiscounted cash flows were less than the carrying value of the asset group. This resulted in an impairment of the assets within each asset group recognized as the difference between the fair value and the carrying value of the asset group.

Of the three asset groups for which the undiscounted cash flows were less than the carrying value, one specifically related to the French assets purchased in connection with our acquisition of Adenyo. The impairment of $11.0 million of intangible assets was directly attributable to the French technology and customer relationships acquired from Adenyo, the majority of the balances of long-lived assets and intangibles was considered impaired. The remaining $20.1 million of intangible asset impairment related to the other two impaired asset groups associated with the North American and International carrier businesses. These two asset groups did not include assets purchased from Adenyo.

ASC 350 Impairment Test

With the completion of the ASC 360 impairment test, we completed our ASC 350 goodwill impairment analysis at the level of the reporting unit. As discussed above, it was determined that we have one reporting unit for purposes of evaluating goodwill for impairment and the impairment test was thus performed for the whole company and not separately for Adenyo.

In performing the goodwill impairment test, we compared the implied fair value of goodwill to its carrying value by performing a business combination fair value analysis according to ASC topic No. 805 Business Combinations, where the fair value of the reporting unit or company is the purchase price for the reporting unit or the company. In estimating the purchase price, we utilized the discounted cash flow method (“DCF”) of the income4. We also compared the results with our market capitalization based on our stock price as a reasonableness check on our conclusions. We then used a hypothetical purchase price allocation to allocate a portion of the estimated purchase price to goodwill.

[4].

Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on the Company’s most recent budget and for years beyond the budget, the Company’s estimates are based on assumed growth rates. The Company believes its assumptions are consistent with the plans and estimates used to manage the underlying business. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in the DCF are based on estimates of the weighted-average cost of capital (“WACC”) of a market participant relative to each respective reporting unit. The market approach considers comparable market data based on multiples of revenue or earnings before taxes, depreciation and amortization (“EBITDA”). The Company believes its assumptions used to determine the fair value of its reporting unit are reasonable. If different assumptions were used, particularly with respect to forecasted cash flows, WACCs, or market multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows. In addition, using a DCF requires the use of a risk-adjusted discount rate for which the Company based its rate on the WACC of a market participant.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Since the analysis was done for the company as a whole, the entire goodwill balance (including goodwill from the Adenyo acquisition and any goodwill previously acquired by us) was included in the carrying value. Following the hypothetical purchase price allocation, we compared the estimated fair value of goodwill to the carrying value of the goodwill. As the concluded fair value of goodwill was lower than the carrying value, an impairment was recorded. Goodwill had been recorded in various legal entities based on the acquisition documents that governed each transaction; therefore the impairment was allocated across these legal entities on a pro-rata basis.

12.	Staff Comment. Tell us what consideration you gave to including the disclosures required by paragraphs 1 and 4 of ASC 805-10-50-2h related to the acquisition of Adenyo Inc.

Company Response. The Company reviewed ASC 805-10-50-2h in order to prepare its quarterly report on Form 10-Q for the period ended September 30, 2011. The acquisition of Adenyo closed on April 14, 2011 and was, with limited exception, merged into the processes and procedures of the Company. As such, it was deemed impracticable for the Company to disclose separately the earnings of the acquired Adenyo-related business. Such results would not provide a meaningful depiction of the acquired businesses operations given the integrated cost structure.

The Company acknowledges that the revenue information required by paragraph 1 and the explanatory information required by paragraph 4 was inadvertently omitted. For the nine months ended September 30, 2011, revenue attributable to the acquired Adenyo business represented 7.5% of the Company’s total consolidated revenues. In regards to the pro forma financial information, the historical financial information was adjusted for the ongoing amortization of acquired intangible and the associated tax effect. We will include this information in future filings.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Product development and sustainment, excluding depreciation, page 21

13.	Staff Comment. We note that you recorded a loss associated with revenue contracts assumed to be completed at a loss. Please describe the type of contract that experienced these losses and tell us why you believe that these contracts will now be completed at a loss. That is, indicate the nature or cause of the loss along with the term of the contracts and the percentage-of-completion, if applicable. Tell us the amount of contracts that have similar fee structures in each reporting period. Further, ensure that future filings include an analysis within your discussion of these losses.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Company Response. We have signed agreements with Dialog Axiata PLC and have signed binding term sheets with Robi Axiata Limited and Hello Axiata Company Limited (“Axiata Agreements”) in the Asia Pacific region that are a part of the Axiata group (certain other of our current and former customers, such as PT XL Axiata Tbk and Celcom Mobile Snd Bnd, are also part of the Axiata Group). Under the Axiata Agreements, we were to deploy both our Portal and Marketplace products for a payment of USD$400,000 and future revenue share. Our initial estimates of the costs to complete the Axiata Agreements indicated there would be a profit, as the costs were less than the amount of the fixed fee and the estimated revenue share. We continually review the Axiata Agreements for the estimated contract value and estimated costs to complete. At September 30, 2011, it was determined that the potential revenue share opportunities were smaller than originally anticipated and the costs greater than anticipated. This determination was based on revenue reports from the carriers where the traffic volume (which is the basis of the revenue share) was significantly lower than expected. Therefore, our initial estimates of projected revenue share were adjusted during the third quarter and we determined that the estimated total costs to complete the Axiata Agreements exceed the estimated total revenues and thus should be accounted for as loss contracts. We have completed various amounts of work for each of the three Axiata Agreements, and as of September 30, 2011, the agreements were 28%, 28% and 18% complete.

Other than the Axiata Agreements, we have other contracts with customers that include revenue share provisions. However, such contracts have a different fee structure than the Axiata Agreements, and while we continue to monitor those contracts and have determined that the amount of revenue generating traffic under these agreements has been less than expected, we determined that for the period ended September 30, 2011 it was not necessary to account for these contracts as loss contracts in the period ended September 30, 2011. This determination was based on an assessment of the estimated costs to complete such contracts, future operating performance and the fixed fee and the estimated revenue share under such contracts as well as the ongoing contractual relationship with these customers. The Company is continuing to monitor revenue generating traffic under these contracts and will record a loss under the contracts, if it determines that the estimated revenue is estimated to be less than the estimated costs.

The Company acknowledges the Staff’s comment with regard to disclosures and will include more detailed disclosure of contracts assumed to be completed at a loss in future filings.

Current Report on Form 8-K/A Dated April 14, 2011 Filed June 24, 2011

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

Consolidated Financial Statements of Adenyo Inc.

Notes to the Consolidated Financial Statements

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

14.	Staff Comment. Tell us what consideration you gave to providing information about geographical areas pursuant to paragraph 33 of IFRS 8.

Company Response. When the 2010 audit of Adenyo was completed on March 31, 2011, Adenyo was not under the scope of IFRS 8, Operating Segments, therefore its audited financial statements for the year ended December 31, 2010 did not include the IFRS 8 disclosures. Furthermore, support for the disclosures required under paragraph 33 of IFRS 8 was not available and the cost to develop such support was determined to be excessive given the significant turnover in the finance team post-acquisition.

Amendment No. 2 to Current Report on Form 8-K/A Dated April 14, 2011 Filed December 2, 2011

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

15.	Staff Comment. We note that you have provided the audited consolidated financial statements of Silverback Media Plc for the year ended December 31, 2009 within the Form 8-K/A filed December 2, 2011 and the audited consolidated financial statements of Adenyo Inc. for the year ended December 31, 2010 are incorporated by reference to the Form 8-K/A filed on June 24, 2011. Tell us what consideration you gave to filing complete audited consolidated financial statements for the two years ended December 31, 2010 in accordance with Rule 3-05 of Regulation S-X within this Form 8-K/A.

Company Response. For more detail on the Company’s consideration for filing the December 8-K/A, please see our response to Staff Comment No 1. The Company acknowledges the Staff’s comments with respect to incorporating the Adenyo Financial Statements as of December 31, 2010 filed with the June 8-K/A by reference into the December 8-K/A and intends to file a single Form 8-K/A attaching the Adenyo Financial Statements as of December 2009 and 2010 as exhibits to such filing so that the reader does not need to refer to two different reports.

16.	Staff Comment. Tell us your consideration of updating the financial statements included in this Form 8- K/A to include interim financial statements of Adenyo due to the filing of your Form S-3. See Rule 3-05 of Regulation S-X. In this regard, the update would be for the three months ending March 31, 2011.

Company Response. Based on Rule 3-05(b)(2)(iv) and Rule 3-05(c) of Regulation S-X, the Company believes it was not required to include interim financial statements of Adenyo for the three months ended March 31, 2011. Adenyo was a private, foreign business that was not required to prepare quarterly financial statements under Canadian regulations. Adenyo was organized under the laws of Canada, was majority owned by persons who were not citizens or residents of the United States and had more than 50% of its assets located outside of the United States.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Section 6220.7 of the Commission’s Financial Reporting Manual and Item 8.A.5 of Form 20-F provide guidance that the Company is not required to provide interim financial statements for an acquired foreign business such as Adenyo if the omitted period is less than six months, and the acquired business does not prepare quarterly financial statements under its home-country reporting requirements. Adenyo’s fiscal year commenced on January 1, 2011 and the Company closed its acquisition of Adenyo on April 14, 2011.

Audited Consolidated Financial Statements of Silverback Media Plc

Report of Independent Registered Public Accounting Firm

17.	Staff Comment. We note that the audit report is for the year ended December 31, 2009; however, the financial statements include both the 2009 and 2008 years. Please revise the audit report to cover both periods.

Company Response. For more detail on the Company’s consideration for filing the December 8-K/A as well as the Company’s presentation on of the financial statements in such report, please see our response to Staff Comments Nos. 1 and 15.

Based on Rule 3-05(b)(2(iv) of Regulation S-X, the Company believes it was required to include two years of audited pre-acquisition financial statements of Adenyo and that an audit report covering 2008 is not required. Although the size of the acquisition exceeded 50% of the conditions specified in the definition of a significant subsidiary, which typically requires three years of financial statements, Adenyo’s net revenue in its most recently completed fiscal year was less than $50,000,000, leading the Company to conclude that only two years of audited pre-acquisition financial statements were required under Rule 3-05(b)(2(iv) of Regulation S-X. The Company voluntarily provided 2008 financial information in its Form 8-K/A filing as supplemental data. However, the Company acknowledges the Staff’s comment and notes that it intends to file the Adenyo Financial Statements as of December 2009 and 2010 in a single Form 8-K/A so that the reader does not need to refer to two different reports. In accordance with the Company’s above analysis that it was only required to include two years of audited pre-acquisition financial statements of Adenyo, the Company intends to omit 2008 financials from such filing.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Notes to the Financial Statements

Note 2. Accounting Policies

(j) Revenue recognition

18.	Staff Comment. We note from the Notes to Consolidated Financial Statements included on the Form 8- K/A filed on June 24, 2011 that, effective January 1, 2010, Adenyo Inc. changed its revenue recognition accounting policy from gross revenue reporting to net revenue reporting for certain transactions and the comparative 2009 amounts were retrospectively restated. Tell us what consideration you gave to the retrospective application of this change in accounting policy. Refer to the applicable authoritative accounting guidance in your response.

Company Response. With the December 8-K/A, the Company refiled the audited Adenyo Financial Statements for the year ended December 31, 2009 and also voluntarily included financial statement for the year ended December 31, 2008. As such, the change in Adenyo’s revenue recognition accounting policy from gross revenue reporting to net revenue reporting for certain transactions which was effective January 1, 2010 was not retrospectively applied. However, such retrospective change was applied to the 2009 amounts included in the Adenyo Financial Statement for the year ended December 31, 2009 which were filed with the June 8-K/A. As noted in the Company’s response to Staff Comments Nos. 1, 15 and 17, the Company intends to refile the audited Adenyo Financial Statements for the years ended December 31, 2009 and 2010 in a single Form 8-K/A so that the reader does not need to refer to two different reports. This new filing will not include the financial statements for 2008. The change Adenyo’s revenue recognition accounting policy will be retrospectively applied to the 2009 amounts as described above.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any further questions or comments. Please note that my fax number is (425) 957-6210. Please also feel free to contact the Company’s legal counsel: Samuel P. Williams at (617) 856-8353 or Nina E. Andersson-Willard at (617) 856-8319 both of Brown Rudnick LLP.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 9, 2012

Very Truly Yours,

MOTRICITY, INC.

/s/ James R. Smith, Jr.
James R. Smith, Jr.
Interim Chief Executive Officer

Cc:	Samuel P. Williams, Esq.
Nina E. Andersson-Willard, Esq.